SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

EXCO RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 38 Pages)

SCHEDULE 13D
CUSIP No. 269279402		Page 2 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV Delaware, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,986,841

	8	Shared Voting Power 77,500

	9	Sole Dispositive Power 20,986,841

	10	Shared Dispositive Power 77,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,064,341

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 269279402		Page 3 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV Delaware GP Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,986,841*

	8	Shared Voting Power 77,500*

	9	Sole Dispositive Power 20,986,841*

	10	Shared Dispositive Power 77,500*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,064,341

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14	Type of Reporting Person CO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV Delaware, L.P.

SCHEDULE 13D
CUSIP No. 269279402		Page 4 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,986,841*

	8	Shared Voting Power 77,500*

	9	Sole Dispositive Power 20,986,841*

	10	Shared Dispositive Power 77,500*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,064,341

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14	Type of Reporting Person PN

* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc.

SCHEDULE 13D
CUSIP No. 269279402		Page 5 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,986,841*

	8	Shared Voting Power 77,500*

	9	Sole Dispositive Power 20,986,841*

	10	Shared Dispositive Power 77,500*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,064,341

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

SCHEDULE 13D
CUSIP No. 269279402		Page 6 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IV GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,986,841*

	8	Shared Voting Power 77,500*

	9	Sole Dispositive Power 20,986,841*

	10	Shared Dispositive Power 77,500*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,064,341

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14	Type of Reporting Person OO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

SCHEDULE 13D
CUSIP No. 269279402		Page 7 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,142,400

	8	Shared Voting Power 77,500

	9	Sole Dispositive Power 3,142,400

	10	Shared Dispositive Power 77,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,219,900

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2% (See Item 5)

14	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 269279402		Page 8 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund IIIA, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 57,600

	8	Shared Voting Power 77,500

	9	Sole Dispositive Power 57,600

	10	Shared Dispositive Power 77,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 135,100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% * (See Item 5)

14	Type of Reporting Person PN

* Less than 0.1%

SCHEDULE 13D
CUSIP No. 269279402		Page 9 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,200,000*

	8	Shared Voting Power 77,500*

	9	Sole Dispositive Power 3,200,000*

	10	Shared Dispositive Power 77,500*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,277,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2% (See Item 5)

14	Type of Reporting Person PN

* Solely in its capacity as general partner of OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P.

SCHEDULE 13D
CUSIP No. 269279402		Page 10 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,514,341*

	8	Shared Voting Power None

	9	Sole Dispositive Power 25,514,341*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,514,341

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)

14	Type of Reporting Person PN

* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd. and Oaktree Value Opportunities Fund GP Ltd. and general partner of OCM Principal Opportunities Fund III GP, L.P.

SCHEDULE 13D
CUSIP No. 269279402		Page 11 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,514,341*

	8	Shared Voting Power None

	9	Sole Dispositive Power 25,514,341*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,514,341

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D
CUSIP No. 269279402		Page 12 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,514,341*

	8	Shared Voting Power None

	9	Sole Dispositive Power 25,514,341*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,514,341

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)

14	Type of Reporting Person OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D
CUSIP No. 269279402		Page 13 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,514,341*

	8	Shared Voting Power None

	9	Sole Dispositive Power 25,514,341*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,514,341

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)

14	Type of Reporting Person OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D
CUSIP No. 269279402		Page 14 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM EXCO Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,736,841

	8	Shared Voting Power 77,500

	9	Sole Dispositive Power 19,736,841

	10	Shared Dispositive Power 77,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,814,341

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.3% (See Item 5)

14	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 269279402		Page 15 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P. (formerly Oaktree Capital Management, LLC)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,251,182*

	8	Shared Voting Power None

	9	Sole Dispositive Power 45,251,182*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,251,182

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (See Item 5)

14	Type of Reporting Person IA, OO

* Solely in its capacity as manager of OCM EXCO Holdings, LLC, as director of OCM Principal Opportunities Fund IV GP Ltd. and Oaktree Value Opportunities Fund GP Ltd. and as the duly elected investment manager of OCM Principal Opportunities Fund IV, L.P., OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P.

SCHEDULE 13D
CUSIP No. 269279402		Page 16 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,251,182*

	8	Shared Voting Power None

	9	Sole Dispositive Power 45,251,182*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,251,182

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (See Item 5)

14	Type of Reporting Person CO

* Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D
CUSIP No. 269279402		Page 17 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,251,182*

	8	Shared Voting Power None

	9	Sole Dispositive Power 45,251,182*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,251,182

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (See Item 5)

14	Type of Reporting Person OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC and sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D
CUSIP No. 269279402		Page 18 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,251,182*

	8	Shared Voting Power None

	9	Sole Dispositive Power 45,251,182*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,251,182

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (See Item 5)

14	Type of Reporting Person OO

* Solely in its capacity as the manager of Oaktree Capital Group, LLC.

SCHEDULE 13D
CUSIP No. 269279402		Page 19 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Value Opportunities Fund Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,250,000

	8	Shared Voting Power 77,500

	9	Sole Dispositive Power 1,250,000

	10	Shared Dispositive Power 77,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,327,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.5% (See Item 5)

14	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 269279402		Page 20 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Value Opportunities Fund GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,250,000*

	8	Shared Voting Power 77,500*

	9	Sole Dispositive Power 1,250,000*

	10	Shared Dispositive Power 77,500*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,327,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.5% (See Item 5)

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

SCHEDULE 13D
CUSIP No. 269279402		Page 21 of 38 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Value Opportunities Fund GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,250,000*

	8	Shared Voting Power 77,500*

	9	Sole Dispositive Power 1,250,000*

	10	Shared Dispositive Power 77,500*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,327,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.5% (See Item 5)

14	Type of Reporting Person CO

* Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

Item 1.                                 Security and Issuer

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed on April 9, 2007, filed jointly by Oaktree Capital Management, LLC, a California limited liability company (n/k/a Oaktree Capital Management, L.P., a Delaware limited partnership) (“Oaktree LP”), OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (“Fund III GP”), OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“Fund III”), OCM Principal Opportunities Fund IIIA, L.P., a Delaware limited partnership (“Fund IIIA”), OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands company (“Fund IV GP Ltd.”), OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands limited partnership (“Fund IV GP”), OCM Principal Opportunities Fund IV, L.P., a Cayman Islands limited partnership (“Fund IV”), and OCM EXCO Holdings, LLC, a Delaware limited liability company (“OCM EXCO” and, together with Oaktree LP, Fund III GP, Fund III, Fund IIIA, Fund IV GP Ltd., Fund IV GP and Fund IV, the “Initial Reporting Persons” ), as amended by Amendment No. 1 filed on August 30, 2007, Amendment No. 2 filed on July 22, 2008, Amendment No. 3 filed on November 2, 2010, and Amendment No. 4 filed on January 26, 2011 (as so amended, the “Schedule 13D”), each filed jointly by the Initial Reporting Persons, OCM Principal Opportunities Fund IV Delaware, L.P., a Delaware limited partnership (“Fund IV Delaware”), OCM Principal Opportunities Fund IV Delaware GP Inc., a Delaware corporation (“Fund IV Delaware GP”), Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”), Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), Oaktree Capital Group Holdings, L.P., a Delaware limited partnership, and Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with the Initial Reporting Persons, Fund IV Delaware, Fund IV Delaware GP, Holdings Inc., GP I, Capital I, Holdings I, Holdings and OCG, the “Previous Filers”). This Amendment No. 5 is being filed by the Previous Filers, Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (“VOF Holdings”), Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership (“VOFGP”), and Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands limited company (“VOF GP Ltd.”), and together with the Previous Filers, VOF Holdings and VOFGP, the “Reporting Persons”).

Capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the respective meanings given in the Schedule 13D.  Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. The filing of this Amendment No. 5 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 5 is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by the addition of the following:

(a) - (c) & (f)

(19)                          Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (“VOF Holdings”), whose principal business is to invest in securities.

(20)                          Oaktree Value Opportunities Fund GP, L.P. a Cayman Islands limited partnership (“VOFGP”), whose principal business is to serve as, and perform the functions of, the general partner of VOF Holdings.

(21)                          Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands company (“VOF GP Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of VOFGP.

The addition of Reporting Persons who were not previously filers of the Schedule 13D is being made because such Reporting Persons acquired shares of Common Stock of the Issuer since the filing of Amendment No. 4.

Annex A is hereby amended and replaced in its entirety with the Annex A attached hereto. Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated herein by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth below in Item 4 is hereby incorporated by reference in response to this Item 3.

Fund IV Delaware, VOF Holdings and OCM EXCO obtained the $41,973,680 in funds used by them to purchase the shares of Common Stock that it purchased pursuant to the Rights Offering as described in Item 4 below, from contributions from the partners of Fund IV Delaware and VOF Holdings and the members of OCM EXCO.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 17, 2013, the Issuer commenced an offering of subscription rights (the “Rights Offering”).  Under the terms of the Rights Offering, the Issuer granted to holders of Common Stock as of 5:00 p.m., New York City time, on the record date of December 19, 2013 (the “Record Date”), at no charge, one transferable subscription right to purchase 0.25 of a share of Common Stock for each share of Common Stock owned by such holders on the Record Date. Each subscription right entitled the holder to a basic subscription right and an over-subscription privilege.  The basic subscription right entitled the holder to purchase 0.25 of a share of the Issuer’s Common Stock at a subscription price equal to $5.00 per share of Common Stock.  The over-subscription privilege entitled the holders who exercised their basic subscription rights in full (including in respect of subscription rights purchased from others) to purchase any or all shares of Common Stock that other rights holders did not purchase through the purchase of their basic subscription rights at a subscription price equal to $5.00 per share of Common Stock. Fractional shares of the Issuer’s Common Stock resulting from any holder’s exercise of the basic subscription right or the over-subscription privilege will be eliminated by rounding down to the nearest whole share. The subscription rights expired if they were not exercised by 5:00 p.m., New York City time, on January 9, 2014.

On January 9, 2014, Fund IV Delaware, VOF Holdings and OCM EXCO fully exercised their respective basic subscription rights to purchase 4,197,368 shares, 250,000 shares and 3,947,368 shares, respectively, of the Issuer’s Common Stock, at a purchase price of $5.00 per share, for an aggregate purchase price of $41,973,680. None of these entities exercised their over-subscription privilege.

Item 5.                                 Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

The information contained on the cover pages of this Amendment No. 5 is incorporated herein by reference.

Based upon information provided the Issuer’s prospectus for the shares of Common Stock issuable upon exercise of the Rights, dated December 17, 2013 (the “Prospectus”), after giving effect to the rights offering and the related transactions, the Issuer will have 272,873,672 shares of Common Stock outstanding.  All calculations of percentage ownership in this Amendment No. 5 are based on a total of 272,951,172 shares of Common Stock outstanding, which is the sum of (a) 272,873,672 shares of Common Stock, as set forth in the Issuer’s Prospectus included in the Issuer’s Registration Statement on Form S-3 filed on December 17, 2013, plus (b) 77,500 shares of Common Stock issuable upon the exercise of vested Stock Options issued to B. James Ford (a Managing Director of Oaktree LP), the economic, pecuniary and voting rights of which have been assigned to certain Oaktree Funds.  All references to 71,250 shares of Common Stock issuable upon the exercise of vested Stock Options in Item 5 of this Schedule 13D are hereby amended to refer to 77,500 shares of Common Stock issuable upon the exercise of vested Stock Options.

The Reporting Persons

Fund IV Delaware beneficially owns 20,986,841 shares of Common Stock (approximately 7.7% of the total number of shares of Common Stock outstanding). Fund IV Delaware has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 20,986,841 shares of Common Stock.

Fund III beneficially owns 3,142,400 shares of Common Stock (approximately 1.2% of the total number of shares of Common Stock outstanding). Fund III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 3,142,400 shares of Common Stock.

Fund IIIA beneficially owns 57,600 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding). Fund IIIA has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of 57,600 shares of Common Stock.

OCM EXCO beneficially owns 19,736,841 shares of Common Stock (approximately 7.2% of the total number of shares of Common Stock outstanding). OCM EXCO has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 19,736,841 shares of Common Stock.

VOF Holdings beneficially owns 1,250,000 shares of Common Stock (approximately 0.5% of the total number of shares of Common Stock outstanding).  VOF Holdings has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 1,250,000 shares of Common Stock.

Certain Oaktree Funds, including Fund III, Fund IIIA, Fund IV Delaware, OCM EXCO and VOF Holdings beneficially own the vested Stock Options that are exercisable on the date of this Amendment No. 5 into 77,500 shares of Common Stock and each have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 77,500 shares of Common Stock.

Fund IV Delaware GP, in its capacity as the general partner of Fund IV Delaware, has the ability to direct the management of Fund IV Delaware’s business, including the power to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV Delaware GP may be deemed to have indirect beneficial ownership of 21,064,341 shares of Common Stock (approximately 7.7% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware and (b) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Fund IV, in its capacity as the sole shareholder of Fund IV Delaware GP, has the ability to appoint and remove directors of Fund IV Delaware GP and, as such, may indirectly control the decisions of Fund IV Delaware GP regarding the vote and disposition of securities held by Fund IV Delaware; therefore, Fund IV may be deemed to have indirect beneficial ownership of 21,064,341 shares of Common Stock (approximately 7.7% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware and (b) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Fund IV GP, in its capacity as the general partner of Fund IV, has the ability to direct the management of Fund IV’s business, including the power to direct the decisions of Fund IV to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV GP may be deemed to have indirect beneficial ownership of 21,064,341 shares of Common Stock (approximately 7.7% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware and (b) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Fund IV GP Ltd., in its capacity as the general partner of Fund IV GP, has the ability to direct the management of Fund IV GP’s business, including the power to direct the decisions of Fund IV GP to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV GP

Ltd. may be deemed to have indirect beneficial ownership of 21,064,341 shares of Common Stock (approximately 7.7% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware and (b) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Fund III GP, in its capacity as the general partner of Fund III and Fund IIIA, has the ability to direct the managements of Fund III’s and Fund IIIA’s business, including the power to vote and dispose of securities held by Fund III and Fund IIIA; therefore, Fund III GP may be deemed to beneficially own 3,277,500 shares of Common Stock (approximately 1.5% of the total number of shares of Common Stock outstanding), consisting of (a) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (b) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

GP I, (i) in its capacity as the sole shareholder of Fund IV GP Ltd., has the ability to appoint and remove directors of Fund IV GP Ltd. and, as such, may indirectly control the decisions of Fund IV GP Ltd. regarding the vote and disposition of securities held by Fund IV Delaware, (ii) in its capacity as the general partner of Fund III GP, has the ability to direct the management of Fund III GP’s business, including the power to direct the decisions of Fund III GP regarding the vote and disposition of securities held by Fund III and Fund IIIA and (iii) in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove directors of VOF GP Ltd. and, as such, may indirectly control the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF GP Delaware; therefore, GP I may be deemed to have indirect beneficial ownership of 25,514,341 shares of Common Stock (approximately 9.3% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware, (b) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (c) 1,250,000 shares of Common Stock held by VOF Holdings and (d) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Fund IV Delaware, Fund III, Fund IIIA and VOF Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of 25,514,341 shares of Common Stock (approximately 9.3% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware, (b) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (c) 1,250,000 shares of Common Stock held by VOF Holdings and (d) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Fund IV Delaware, Fund III, Fund IIIA and VOF Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of 25,514,341 shares of Common Stock (approximately 9.3% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund

IV Delaware, (b) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (c) 1,250,000 shares of Common Stock held by VOF Holdings and (d) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Fund IV Delaware, Fund III, Fund IIIA and VOF Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of 25,514,341 shares of Common Stock (approximately 9.3% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware, (b) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (c) 1,250,000 shares of Common Stock held by VOF Holdings and (d) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Oaktree LP, (i) in its capacity as the manager of OCM EXCO, has the ability to, has the ability to direct the management of OCM EXCO’s business, including the power to vote and dispose securities held by OCM EXCO, (ii) in its capacity as the director of Fund IV GP Ltd., has the ability to direct the management of Fund IV GP Ltd.’s business, including the power to vote and dispose securities held by Fund IV Delaware, (iii) in its capacity as the director of VOF GP Ltd., has the ability to direct the management of VOF GP Ltd.’s business, including the power to vote and dispose securities held by VOF Holdings, and (iv) in its capacity as the investment manager of Fund III and Fund IIIA, has the ability to direct the investment decisions of Fund III and Fund IIIA, including the power to vote and dispose of securities held by Fund III and Fund IIIA; therefore, Oaktree LP may be deemed to have indirect beneficial ownership of 45,251,182 shares of Common Stock (approximately 16.6% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware, (b) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (c) 19,736,841 shares of Common Stock held by OCM EXCO, (d) 1,250,000 shares of Common Stock held by VOF Holdings and (e) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Holdings, Inc., in its capacity as general partner of Oaktree LP, has the ability to direct the management of Oaktree LP’s business, including the power to vote and dispose of securities held by Fund IV Delaware, Fund III, Fund IIIA, OCM EXCO and VOF Holdings; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of 45,251,182 shares of Common Stock (approximately 16.6% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware, (b) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (c) 19,736,841 shares of Common Stock held by OCM EXCO, (d) 1,250,000 shares of Common Stock held by VOF Holdings and (e) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

OCG, in its capacity as (i) the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Fund IV Delaware, Fund III, Fund IIIA and VOF Holdings and (ii) the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by OCM EXCO, Fund IV Delaware and

VOF Holdings; therefore, OCG may be deemed to have indirect beneficial ownership of 45,251,182 shares of Common Stock (approximately 16.6% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware, (b) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (c) 19,736,841 shares of Common Stock held by OCM EXCO, (d) 1,250,000 shares of Common Stock held by VOF Holdings and (e) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

OCGH GP, in its capacity as the manager of OCG, has the ability to direct the management of OCG’s business, including the power to direct the decisions of OCG regarding the vote and disposition of securities held by Fund IV Delaware, Fund III, Fund IIIA, OCM EXCO and VOF Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of 45,251,182 shares of Common Stock (approximately 16.6% of the total number of shares of Common Stock outstanding), consisting of (a) 20,986,841 shares of Common Stock held by Fund IV Delaware, (b) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (c) 19,736,841 shares of Common Stock held by OCM EXCO, (d) 1,250,000 shares of Common Stock held by VOF Holdings and (e) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

VOFGP, in its capacity as the general partner of VOF Holdings, has the ability to direct the management of VOF Holdings’ business, including the power to direct the decisions of VOF Holdings to vote and dispose of securities held by VOF Holdings; therefore, VOFGP may be deemed to have indirect beneficial ownership of 1,327,500 shares of Common Stock (approximately 0.5% of the total number of shares of Common Stock outstanding), consisting of (a) 1,250,000 shares of Common Stock held by VOF Holdings and (b) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

VOF GP Ltd., in its capacity as the general partner of VOFGP, has the ability to direct the management of VOFGP’s business, including the power to direct the decisions of VOFGP to vote and dispose of securities held by VOF Holdings; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of 1,327,500 shares of Common Stock (approximately 0.5% of the total number of shares of Common Stock outstanding), consisting of (a) 1,250,000 shares of Common Stock held by VOF Holdings and (b) 77,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Amendment No. 5 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Fund IV Delaware, Fund III, Fund IIIA, OCM EXCO and VOF Holdings, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Fund IV Delaware, Fund III, Fund IIIA, OCM EXCO and VOF Holdings.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)  Except as set forth in Item 4 herein, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.  The Issuer granted Stock Options to purchase 5,000 shares of Common Stock to B. James Ford on November 1, 2013.

(d) Not applicable.

(e) Not applicable.

Item 7.                                 Material to be Filed as Exhibits

Exhibit 1                                                                     A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of January 13, 2014.

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE, L.P.

	By:	OCM Principal Opportunities Fund IV Delaware GP Inc.
	Its:	General Partner

	By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Authorized Signatory

	By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.

	By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Authorized Signatory

	By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P.,
Its:	General Partner

By:	Oaktree Capital Management, L.P.,
Its:	Director

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM Principal Opportunities Fund IV GP Ltd.,
Its:	General Partner

By:	Oaktree Capital Management, L.P.,
Its:	Director

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	Oaktree Capital Management, L.P.,
Its:	Director

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IIIA, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.,
Its:	General Partner

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM EXCO HOLDINGS, LLC

By:	Oaktree Capital Management, L.P.,
Its:	Manager

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director and Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director and Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Managing Director

OAKTREE FUND GP I, L.P.

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director and Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President and Assistant Secretary

OCM HOLDINGS I, LLC

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President